

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2020

Davis O. O'Connor
Vice President, General Counsel and Secretary
Centennial Resource Development, Inc.
1001 Seventeenth Street, Suite 1800
Denver, Colorado 80202

> **Re: Centennial Resource Development, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 6, 2020**
> **File No. 333-241649**

Dear Mr. O'Connor:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: John M. Greer, Esq.